Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-251529

Prospectus Supplement No. 2

(To Prospectus dated March 12, 2021)

OPENDOOR TECHNOLOGIES INC.

This prospectus supplement updates, amends and supplements the prospectus dated March 12, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-251529). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on April 2, 2021, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Opendoor Technologies Inc.’s common stock and warrants are quoted on the Nasdaq Global Select Market under the symbols “OPEN” and “OPENW,” respectively. On April 1, 2021, the closing prices of our common stock and warrants were $21.75 and $10.49, respectively.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 2, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 30, 2021

Opendoor Technologies Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39253	98-1515020
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

410 N. Scottsdale Road, Suite 1600 Tempe, AZ		85281
(Address of principal executive offices)		(Zip Code)

(415) 896-6737

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	OPEN	The Nasdaq Stock Market LLC
Warrants to purchase one share of common stock	OPENW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Equity Grants to Certain Named Executive Officers

Opendoor Technologies Inc. (the “Company”) previously disclosed its intention to grant certain of its employees equity awards in the form of restricted stock units (“RSUs”) under the Opendoor Technologies Inc. 2020 Incentive Award Plan (the “2020 Plan”) during 2021, including (1) a grant to Eric Wu, the Company’s Chairman and Chief Executive Officer, covering a number of shares equal to 1/8th of the 2020 Plan’s aggregate share reserve on the date of the closing of the Company’s December 18, 2020 business combination with Social Capital Hedosophia Holdings Corp. II (the “Closing”), and (2) grants to other Company employees covering, in the aggregate, 1/4th of the 2020 Plan’s aggregate share reserve on the date of the Closing.

On March 30, 2021, the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) agreed that, on April 1, 2021, Mr. Wu would be granted 5,438,506 RSUs with the vesting start date (the “Vesting Commencement Date”) set at January 15, 2021. The grant provides that the RSUs will vest in a series of 16 successive equal quarterly installments following the Vesting Commencement Date, subject to Mr. Wu’s continuous service to the Company through each such vesting date. Notwithstanding the foregoing or anything in the 2020 Plan to the contrary, if (1) the Company consummates a Change in Control (as defined in the 2020 Plan) and (2) Mr. Wu’s employment is terminated without Cause (as defined in his continued employment letter agreement with the Company, dated September 14, 2020, (the “Wu Agreement”)) or if he resigns from the Company for Good Reason (as defined in the Wu Agreement) in connection with or within 12 months after the Change in Control, then, effective as of Mr. Wu’s employment termination date, 100% of Mr. Wu’s then-unvested RSUs will become fully vested, subject to certain terms and conditions.

On March 30, 2021, the Compensation Committee also agreed that, on April 1, 2021, Elizabeth Stevens, the Company’s Head of Legal, would be granted 121,316 RSUs and 153,684 RSUs with Vesting Commencement Dates of March 15, 2021 and June 15, 2021, respectively. With respect to the grant of 121,316 RSUs, 25% of such RSUs will vest on the Vesting Commencement Date, and 75% of such RSUs will vest on the one-year anniversary of the Vesting Commencement Date, subject to Ms. Stevens’ continuous service to the Company through each such vesting date. With respect to the grant of 153,684 RSUs, 25% of such RSUs will vest on the Vesting Commencement Date, 50% of such RSUs will vest on the one-year anniversary of the Vesting Commencement Date, and 25% of such RSUs will vest on the two-year anniversary of the Vesting Commencement Date, subject to Ms. Stevens’ continuous service to the Company through each such vesting date. Notwithstanding the foregoing or anything in the 2020 Plan to the contrary, if (1) the Company consummates a Change in Control (as defined in the 2020 Plan) and (2) Ms. Stevens’ employment is terminated without Cause (as defined in the agreements evidencing the grant of her RSU awards (the “Stevens RSU Agreements”)) or if participant resigns from the Company for Good Reason (as defined in the Stevens RSU Agreements) in connection with or within 12 months after the Change in Control, then effective as of Ms. Stevens’ employment termination date, 100% of Ms. Stevens’ then-unvested RSUs will become fully vested, subject to certain terms and conditions.

The above grants were determined following the Compensation Committee’s review of peer group information, advice provided by the Company’s compensation consultants, market rates for employee and consultant compensation, the economic position of the Company, broader economic conditions, the Company’s historical employee and consultant compensation structure, and the potential dilutive effect of equity awards on the Company’s stockholders.

The Compensation Committee also increased Ms. Stevens’ annual base salary from $300,000 to $350,000.

General Form of Restricted Stock Unit Agreement

On March 30, 2021, the Compensation Committee approved an updated form of RSU agreement, in the form attached hereto as Exhibit 99.1, pursuant to which the Company may issue RSUs under the 2020 Plan to eligible employees, consultants and directors of the Company and its subsidiaries.

HSR Act Filing Fee

The Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), requires that any time certain individuals acquire shares of Company stock and, after such acquisition, hold more than a certain amount of value in stock of the Company, those individuals must make a filing under the HSR Act, unless an exception applies. Due to the value of Mr. Wu’s voting stock in the Company, Mr. Wu may be required to make a filing under the HSR Act, and in connection therewith, Mr. Wu will be required to pay a filing fee that is expected to be $280,000. On March 30, 2021, the Compensation Committee agreed to pay such HSR Act filing fee on behalf of Mr. Wu, on a one-time basis, as compensation to Mr. Wu. The Compensation Committee also approved a separate tax-gross up payment to Mr. Wu for any taxes he incurs in connection with the payment by the Company of the HSR Act filing fee on his behalf.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement Under 2020 Incentive Award Plan
104	Cover Page Interactive Data File (Cover page XBRL tags are embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Opendoor Technologies Inc.

Date: April 2, 2021	By:	/s/ Carrie Wheeler
Carrie Wheeler
Chief Financial Officer

Exhibit 99.1

OPENDOOR TECHNOLOGIES INC.

2020 INCENTIVE AWARD PLAN

FORM OF RESTRICTED STOCK Unit Grant Notice

Opendoor Technologies Inc., a Delaware corporation (the “Company”), has granted to the participant listed below (“Participant”) the Restricted Stock Units (the “RSUs”) described in this Restricted Stock Unit Grant Notice (this “Grant Notice”), subject to the terms and conditions of the Opendoor Technologies Inc. 2020 Incentive Award Plan (as amended from time to time, the “Plan”) and the Restricted Stock Unit Agreement attached hereto as Exhibit A (the “Agreement”), both of which are incorporated into this Grant Notice by reference. Capitalized terms not specifically defined in this Grant Notice or the Agreement have the meanings given to them in the Plan.

Participant:
Grant Date:
Number of RSUs:
Vesting Commencement Date:
Vesting Schedule:	[To be specified in individual award agreements.]

By accepting (whether in writing, electronically or otherwise) the RSUs, Participant agrees to be bound by the terms of this Grant Notice, the Plan and the Agreement. Participant has reviewed the Plan, this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, this Grant Notice and the Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.

OPENDOOR TECHNOLOGIES INC.	PARTICIPANT

By:
Name:	[Participant Name]
Title:

exhibit a

FORM OF RESTRICTED STOCK UNIT AGREEMENT

Capitalized terms not specifically defined in this Agreement have the meanings specified in the Grant Notice or, if not defined in the Grant Notice, in the Plan.

Article I.
general

1.1           Award of RSUs. The Company has granted the RSUs to Participant effective as of the Grant Date set forth in the Grant Notice (the “Grant Date”). Each RSU represents the right to receive one Share as set forth in this Agreement. Participant will have no right to the distribution of any Shares until the time (if ever) the RSUs have vested.

1.2           Incorporation of Terms of Plan. The RSUs are subject to the terms and conditions set forth in this Agreement and the Plan, which is incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control.

1.3           Unsecured Promise. The RSUs will at all times prior to settlement represent an unsecured Company obligation payable only from the Company’s general assets.

Article II.
VESTING; forfeiture AND SETTLEMENT

2.1           Vesting; Forfeiture. The RSUs will vest according to the vesting schedule in the Grant Notice except that any fraction of an RSU that would otherwise be vested will be accumulated and will vest only when a whole RSU has accumulated. In the event of Participant’s Termination of Service for any reason, all unvested RSUs will immediately and automatically be cancelled and forfeited, except as otherwise determined by the Administrator or provided in a binding written agreement between Participant and the Company.

2.2           Settlement.

(a)          The RSUs will be paid in Shares as soon as administratively practicable after the vesting of the applicable RSU, but in no event later than the March 15 of the year following the year in which the RSU’s vesting date occurs.

(b)          Notwithstanding the foregoing, the Company may delay any payment under this Agreement that the Company reasonably determines would violate Applicable Law until the earliest date the Company reasonably determines the making of the payment will not cause such a violation (in accordance with Treasury Regulation Section 1.409A-2(b)(7)(ii)); provided the Company reasonably believes the delay will not result in the imposition of excise taxes under Section 409A.

Article III.
TAXATION AND TAX WITHHOLDING

3.1           Representation. Participant represents to the Company that Participant has reviewed with Participant’s own tax advisors the tax consequences of this Award and the transactions contemplated by the Grant Notice and this Agreement. Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents.

3.2           Tax Withholding.

(a)           Participant must pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes required by Applicable Law to be withheld in connection with such Participant’s Awards by the date of the event creating the tax liability. In this regard, Participant authorizes the Company, or their respective agents, at their discretion, to satisfy their withholding obligations with regard to the RSUs by any of the methods set forth in Section 9.5 of the Plan.

(b)          Participant acknowledges that Participant is ultimately liable and responsible for all taxes owed in connection with the RSUs, regardless of any action the Company or any Subsidiary takes with respect to any tax withholding obligations that arise in connection with the RSUs. Neither the Company nor any Subsidiary makes any representation or undertaking regarding the treatment of any tax withholding in connection with the awarding, vesting or payment of the RSUs or the subsequent sale of Shares. The Company and its Subsidiaries do not commit and are under no obligation to structure the RSUs to reduce or eliminate Participant’s tax liability.

Article IV.
other provisions

4.1           Adjustments. Participant acknowledges that the RSUs, and the Shares subject to the RSUs, are subject to adjustment, modification and termination in certain events as provided in this Agreement and the Plan.

4.2           Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to the Company in care of the Company’s Secretary at the Company’s principal office or the Secretary’s then-current email address or facsimile number. Any notice to be given under the terms of this Agreement to Participant must be in writing and addressed to Participant (or, if Participant is then deceased, to the Designated Beneficiary) at Participant’s last known mailing address, email address or facsimile number in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or branch post office regularly maintained by the United States Postal Service, when delivered by a nationally recognized express shipping company or upon receipt of a facsimile transmission confirmation.

4.3           Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

4.4           Conformity to Securities Laws. Participant acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.

4.5           Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth in this Agreement or the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

4.6           Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, the Grant Notice, this Agreement and the RSUs will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.

4.7           Entire Agreement. The Plan, the Grant Notice and this Agreement (including any exhibit hereto) constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof.

4.8           Agreement Severable. In the event that any provision of the Grant Notice or this Agreement is held illegal or invalid, the provision will be severable from, and the illegality or invalidity of the provision will not be construed to have any effect on, the remaining provisions of the Grant Notice or this Agreement.

4.9           Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the RSUs, and rights no greater than the right to receive the Shares as a general unsecured creditor with respect to the RSUs, as and when settled pursuant to the terms of this Agreement.

4.10         Not a Contract of Employment. Nothing in the Plan, the Grant Notice or this Agreement confers upon Participant any right to continue in the employ or service of the Company or any Subsidiary or interferes with or restricts in any way the rights of the Company and its Subsidiaries, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between the Company or a Subsidiary and Participant.

4.11         Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Law, each of which will be deemed an original and all of which together will constitute one instrument.

4.12         Restrictions. In the event the Shares are no longer registered with the Securities and Exchange Commission (as determined by the Administrator), any Shares acquired in respect of the RSUs shall be subject to such terms and conditions as the Administrator shall determine, including, without limitation, restrictions on the transferability, repurchase rights, the right of the Company to require that Shares be transferred in the event of certain transactions, rights of first refusal, tag-along rights, bring-along rights, redemption and co-sale rights and voting requirements. Such terms and conditions may be additional to those contained in the Plan and may, as determined by the Administrator, be contained in an exercise notice, securityholders’ agreement or in such other agreement as the Administrator shall determine, in each case in a form determined by the Administrator. The Administrator may condition the issuance of such Shares on the Participant’s consent to such terms and conditions and the Participant’s entering into such agreement or agreements.

* * * * *